April 1, 2025

Jose Bengochea
Chief Executive Officer
Iron Horse Acquisitions Corp.
P.O. Box 2506
Toluca Lake, CA 91610

Zhenjun Jiang
Chief Executive Officer
Zhong Guo Liang Tou Group Ltd
Vistra Corporate Services Centre, Wickhams Cay II, Road Town
Tortola, VG 1110, British Virgin Islands

       Re: Iron Horse Acquisitions Corp.
           Amendment No. 2 to Registration Statement on Form S-4
           Filed March 18, 2025
           File No. 333-283933
Dear Jose Bengochea and Zhenjun Jiang:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 12, 2025 letter.

Amendment No. 2 to Registration Statement on Form S-4 filed March 18, 2025 Material U.S. Federal Income Tax Consequences, page 99

1. Please revise to expand your disclosure to address the federal income tax consequences of the de-SPAC transaction to "the SPAC, the target company, and their respective security holders," as required by Item 1605(b)(6) of Regulation S-K, and provide a tax opinion that addresses each material tax consequence to an investor.
 April 1, 2025
Page 2

Unaudited Pro Forma Condensed Combined Financial Information, page 180

2. We note from page 60 that the Inflation Reduction Act of 2022 imposes a 1% U.S.
       federal excise tax on certain repurchases (including redemptions) of stock by publicly traded U.S. corporations after December 31, 2022. In this regard, please tell us how your pro forma financial statements reflect the accrual and/or payment of this tax in your maximum redemptions scenario.
Zhong Guo Liang Tou Group Limited Financial Statements
Report of Independent Registered Public Accounting Firm, page F-27

3. Please refer to Instruction L.2.d of Form S-4 and provide the change in auditor disclosures required by Item 304 of Regulation S-K.
General

4. Please update the information throughout as of the most recent practicable date. For instance, we note your disclosure that OpCo 4 is anticipated to hold its first livestream by the end of February 2025, but note no disclosure stating whether that goal was achieved.
5. We note your response to prior comment 10 and reissue in part. Please revise to provide the disclosures required by Items 1603(b) and 1604(b)(3) of Regulation S-K.
       Specifically, in your summary and prospectus body include the potential conflicts of interest discussed elsewhere, such as Mr. Jiang's continued control over the company.
        Please contact Jennifer Thompson at 202-551-3737 or Beverly Singleton at 202-551-
3328 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Asia Timmons-Pierce at 202-551-
3754 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing